News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES NORMAL COURSE ISSUER BID

TORONTO, April 12, 2007 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced that it has received approval from the Toronto Stock Exchange for its proposed normal course issuer bid to purchase up to 33,000,000 Class A Limited Voting Shares (“Class A Shares”), representing approximately 10% of the public float of the company’s outstanding Class A Shares. Purchases pursuant to the bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The period of the normal course issuer bid will extend from April 21, 2007 to April 20, 2008, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased through the facilities of the Exchanges. All Class A Shares acquired by Brookfield under this bid will be cancelled. As at April 11, 2007, the number of Class A Shares issued and outstanding totalled approximately 388.1 million, of which the public float is approximately 333.7 million.

Under its current normal course issuer bid that commenced on April 21, 2006 and expires on April 20, 2007, Brookfield has purchased 291,600 Class A Shares through open market purchases on the Toronto Stock Exchange and the New York Stock Exchange at an average price per share of C$57.09.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. The company believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of the company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “proposed”, “believe”, conditional verbs such as ‘will’ and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the proposed purchase of Brookfield’s Class A Limited Voting Shares under the renewed normal course issuer bid implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader made or should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Limited Voting Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.